Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel

February 24, 2021
Via EDGAR
Ms. Alison White
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Funds, Inc. (the “Registrant”)
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 273 to the Registrant’s Registration Statement on Form N-1A
(the “Amendment”)
Dear Ms. White,
On behalf of the Registrant, this letter responds to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment, which you communicated to me by telephone on January 26, 2021. The Registrant filed the Amendment with the Commission on December 29, 2020, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 274).
Reissued Comments that Apply to Multiple Funds
Comment 1. In the past, we have provided comments on your filings that we do not believe were satisfactorily addressed. Issues raised by these comments included: the alphabetical presentation of your risk disclosures; using notional values to determine compliance with Rule 35d-1; certain concentration-related comments; and the Names Rule comments on the Global Diversified Income and Global Real Estate Securities Funds with respect to the term global in the funds’ names. We continue to believe these are issues and ask that you address them or acknowledge our disagreement in correspondence.
Response: The Registrant acknowledges the Staff’s disagreements. The below responses address each.
Comment 2. Rather than presenting the risks in alphabetical order, please reorder them to prioritize the risks that are most likely to affect the Fund’s net asset value, yield, and total return. After the more prominent risks are disclosed, the Staff notes the remaining risks may be listed in alphabetical order. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response: The Registrant respectfully declines to make the requested change. The Registrant submits that the current order of the principal risks complies with the requirements of Form N-1A, which does not require a fund’s principal risks to be set forth in any particular order. Moreover, the Registrant believes investors can locate the risks more easily and compare them across funds when they are in alphabetical order. The Registrant further believes investors can easily review each Fund’s risks because, for most of Registrant’s Funds, the risks are succinct, only spanning one to two pages. Additionally, the Registrant specifically discloses that the principal risks are not listed in order of significance.

Comment 3. It is never permissible to use notional value of derivatives for purposes of the Names Rule because the 80% test is an asset-based test, not an exposure test. Please see references to the Names Rule as an asset-based test in Request for Comments on Fund Names - IC-33809.
Response: The Registrant confirms that it is aware of the Staff’s position. However, the Registrant respectfully submits that in the Names Rule Release, the Commission noted that the language in the Names Rule was modified to focus on "investments" as opposed to "securities," and that, in appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket. (Investment Co. Act Rel. No. 24828, Jan. 17, 2001 at n. 13.) Moreover, the Commission did not provide definitive guidance as to how to calculate the asset value of derivatives when it adopted Rule 35d-1.
Therefore, as disclosed, each Fund will count the notional value of a derivative for purposes of compliance with Rule 35d-1 when the Fund determines such notional value is an appropriate measure of the Fund’s exposure to investments. In the Registrant’s view, using notional value in certain instances is a better indicator of potential investment return and more accurately aligns the Fund’s name with its actual investment exposure, thereby better informing investors of what they are investing in, which is the intent of Rule 35d-1.
Comment 4. The Registrant must look through to investments of underlying funds when calculating whether a Fund concentrates its investments in any industry.
Response: The Registrant respectfully submits that no revisions are required. The Registrant believes that the Funds’ current concentration policy, as disclosed in the SAI, complies with applicable legal requirements. Although we are aware of the Staff’s position expressed orally, the Registrant is not aware of any written SEC or Staff requirement to look through to an underlying fund’s holdings when determining compliance with a fund’s industry concentration limit.
Comment 5. Please be advised that it is the Staff’s position that Revenue bonds issued to finance a particular project should be considered to be in the industry of the project for purposes of industry concentration.
Response: The Registrant respectfully declines to revise this disclosure. The Registrant maintains its disclosure satisfies Investment Company Act of 1940 (“1940 Act”) § 8(b)(1)(E), N-1A Item 16(c)(1)(iv), and the views expressed by the Division of Investment Management in Release No. IC-9785 (May 31, 1977) (a statement of concentration “is not applicable to investments in tax-exempt securities issued by government or political subdivisions of governments since such issuers are not members of any industry”). The government issuing the securities is still the party paying the buyer regardless of what happens in any industry related to the project.

Reissued Comment that Applies to the Global Diversified Income and Global Real Estate Securities Funds
Comment 6. The Staff reissues a prior comment and reiterates its belief that the Funds do not meet the requirements for using the word “global” in their names. For the Global Diversified Income Fund, the Principal Investment Strategies state that “[u]nder normal market conditions, the Fund holds investments tied economically to at least 40 countries and invests at least 30% of its net assets in foreign, including emerging market, securities.” For the Global Real Estate Securities Fund, the Principal Investment Strategies state that “[u]nder normal market conditions, the Fund holds investments tied economically to at least 3 countries and invests a percentage of its net assets in securities of foreign issuers equal to at least the lesser of 40% or the percentage foreign issuers in FTSE EPRA/NAREIT Developed Index minus 10%.” Please note that it is the Staff’s position that a Fund using the percentage test must use minimum of 40%, or 30% if market conditions are unfavorable, and please revise the disclosure accordingly. Alternatively, the Fund can choose a different test (such as referring to a benchmark) or add further disclosure to provide a basis for including “global” in the Fund’s name.
Response: The Registrant respectfully submits that the disclosed thresholds are consistent with the Staff’s guidance (see below). Notably, in addition to the percentage test, each Fund states that the Fund’s investments will be tied to a minimum number of countries throughout the world.
The Rule 35d-1 Adopting Release states that although a fund using “global” in its name is not subject to Rule 35d-1, the Staff “would expect, however, that investment companies using these terms [international and global] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” (IC-24828, January 17, 2001, footnote 42). The ICI Memorandum presents the 40% threshold as “an example” of “one effective way” to show investments in a number of countries throughout the world, but the Staff “do[es] not believe, however, that this approach is compulsory.” ICI Memorandum dated June 4, 2012. See also Rule 35d-1 Proposing Release in Investment Company Act Release No. 22530 (Feb. 27, 1997) (“For example, while an investment company with a name that includes the words ‘international’ or ‘global’ generally suggests that the company invests in more than one country, these terms may describe a number of investment companies that have significantly different portfolios. Among other things, the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.”) (footnote omitted).
Comment that Applies to all Funds
Comment 7. Please confirm that the Registrant will update the fee tables in a subsequent filing.
Response: Confirmed.
Comment to the LargeCap Growth I, LargeCap Value III, MidCap Growth III, and SmallCap Growth I Funds
Comment 8. The Principal Investment Strategies state that “Principal Global Investors, LLC invests up to 30% of the Fund's assets in equity securities in an attempt to match the performance of the [Index].” Prior disclosure stated that “Principal Global Investors, LLC invests up to 30% of the Fund’s assets in equity securities in an attempt to match or exceed the performance of the [Index] by purchasing securities in the index while slightly overweighting and underweighting certain individual equity securities relative to their weight in the index.” (emphasis added.) Please revise the current disclosure to clarify its meaning or, alternatively, consider reverting to the prior disclosure.
Response: The Registrant has revised this disclosure as follows: “The Fund is primarily actively managed by the sub-advisors. In addition, Principal Global Investors, LLC may invest up to 30% of the Fund’s assets using an index sampling strategy designed to match the performance of the [Index].”

Comment to the Prospectus
Comment 9. Please confirm that any participating affiliate arrangement will comply with the conditions set forth in the Staff’s Unibanco line of no-action letters and Information Update 2017-03 (March 2017) (IM-INFO-2017-03) – Information Update for Advisers Relying on the Unibanco No-Action Letters.
Response: Confirmed.
Comments to the SAI
Comment 10. Under “Brokerage Allocation and Other Practices,” following the Total Brokerage Commissions Paid table, in the following sentence, please replace “several Funds’” with each particular Fund’s name: “Primary reasons for changes in several Funds’ brokerage commissions for the three years were changes in commission rates; changes in the allocation and payment of research costs in response to the adoption of the Markets in Financial Instruments Directive (MiFID II); changes in Fund size; changes in market conditions; changes in money managers of certain Funds; and implementation of investment strategies.”
Response: The Registrant has updated the Total Brokerage Commissions Paid table to add data for the fiscal year ended October 31, 2020. The Registrant has also revised this disclosure as follows:
Primary reasons for changes in brokerage commissions for those Funds with relatively greater variations for the three years were:
•for the LargeCap S&P 500 Index, MidCap S&P 400 Index, MidCap Value I, Real Estate Securities, and SmallCap S&P 600 Index Funds: changes in trading volumes, with higher volumes resulting in higher commissions, and changes in the allocation and payment of research costs in response to the adoption of the Markets in Financial Instruments Directive (MiFID II); and
•for the High Yield Fund and the SAM Flexible Income Portfolio: increased trading in exchange-traded funds, with such increases resulting in higher commissions.
Comment 11. Under “Portfolio Manager Disclosure,” in the Columbus Circle Portfolio Managers section, please define “CCI” in the first paragraph under “Compensation.” Additionally, in the second paragraph under “Compensation,” please disclose whether investment performance is measured pre-tax or after-tax for purposes of calculating compensation, in accordance with Item 20(b) of Form N-1A.
Response: The Registrant has revised this disclosure as follows:
Variable compensation takes the form of a profit share plan with funding based on operating earnings generated by the Columbus Circle Investors team.
The variable component is well aligned with client goals and objectives, with the largest determinant being pre-tax investment performance relative to appropriate client benchmarks and peer groups.
Comment to the Cover Letter
Comment 12. In all future Principal Funds cover letters, please more clearly identify the changes that make the filing ineligible under Rule 485(b).
Response: The Registrant confirms it will so revise its cover letters in future filings.
Please call me at 515-247-5419 if you have any questions.
Sincerely,

/s/ Laura Latham

Laura Latham
Assistant Counsel and Assistant Secretary, Registrant
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